FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Merus Labs International Inc. (the "Company") 100 Wellington St. West Suite 2110 PO Box 151 Toronto, ON M5K 1H1

2.	Date of Material Change

August 26, 2013

3.	News Release

A press release was disseminated on August 26, 2013 by Marketwire.

4.	Summary of Material Change

The Company announced the sale of FACTIVE® for approximately US $3.4 million.

5.	Full Description of Material Change

The Company announced the divestiture of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets to Okana Ventures Inc. [OTC BB: OKNV] for gross proceeds of approximately US$3.4 million. FACTIVE® is an FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia.

Pursuant to the definitive agreements, the Company divested the license to the FACTIVE® trademark and patent, inventory on hand, various contingent liabilities, and certain related intellectual property and other information and materials required to market the brand in the North American market. The gross proceeds from the divestiture are comprised of a cash payment of US$2.2 million paid on closing, a non-contingent deferred cash payment of US$800,000 to be paid in quarterly instalments over the next 15 months, and 3 million shares of OKNV.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

None

8.	Executive Officer

For further information please contact Andrew Patient, Chief Financial Officer at 416-593-3725

9.	Date of Report

August 27, 2013